Exhibit 2.01

Conflict Minerals Report of Himax in accord with Rule 13p-1 under the Securities Exchange Act of 1934

Summary

This is the Conflict Minerals Report of Himax for calendar year 2013 in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).  Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to the 1934 Act Release No. 34-67716 (August 22,2012) for such definitions.

In accord with Rule 13p-1, Himax undertook due diligence to seek to determine whether the necessary conflict minerals in the products placed into commerce by Himax were or were not “DRC Conflict Free”.  Himax designed its due diligence  measures to be in conformity, in all material respects, with the nationally or internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”) and related Supplements for each of the conflict minerals.   For the purposes of this report, the products placed into commerce by Himax are Himax’s principle IC driver and module products that are critical components in display technology.    These products are generally used in consumer electronics products such as desktop monitors, notebook computers, televisions and mobile phones.  As a result of our due diligence efforts, Himax has concluded in good faith that during 2013 and with respect to the necessary conflict minerals that originated or may have originated from the Covered Countries, Himax’s principle IC driver and module products are “DRC Conflict Undeterminable” (as defined).

Himax’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to Himax’s affected suppliers.  Himax as a purchaser is many steps removed from the mining of the conflict minerals.  Furthermore, Himax does not buy raw ore or unrefined conflict minerals or make purchases from the Covered Countries.   The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives.  The smelters and refiners are the consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Section (1) – Due Diligence

Himax has taken the following measures to exercise due diligence on the source and chain of custody of the conflict minerals in its products.  With respect to the period covered, the design of the due diligence measures described in Himax’s Conflict Minerals Report (herein after “CMR”) for tin, tungsten, tantalum, and gold (hereinafter “3TG”) conforms generally with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible  Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively “OECD Guidance”).  Below five steps have been taken by Himax in compliance of OECD Guidance:

(i)	Himax has established a management system for conflict minerals

a.
Himax has adopted and communicated to affected suppliers and the public a company policy that is consistent with that of OECD and Electronic Industry Citizenship Coalition (EICC) Guidance, for the supply chain of conflict minerals originating from conflict-affected and high-risk areas in the Covered Countries.

b.
Himax has structured internal management to support supply chain due diligence. Himax has a dedicated Corporate Quality Section (CQ) to lead, coordinate and implement Conflict Minerals due diligence related efforts, which reports to the Head of QRA & System Support Center.  CQ leads the efforts to develop and implement Conflict Minerals policies and procedures to be approved by the Head of QRA & System Support Center.

c.
Himax has established a system of controls and transparency over the mineral supply chain.   For Himax’s principal IC driver and module products, which contribute over 83.4% of Himax revenue, the number of layers between our affected suppliers and the smelters/refiners are many.   Thus, Himax has taken the industry approach of  determining its Conflict Minerals sources and their smelters via  utilizing the Conflict Minerals Reporting Template issued by the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (hereinafter the EICC Template).

d.
Himax has strengthened its engagement with affected suppliers.  Himax has adopted a conflict minerals flow-down contract provision which will be incorporated into new supply contracts and inserted into existing contracts as they are renewed.  Himax has assisted them in knowledge transfer by sending communications to notify them of Himax’s policy, expectations, EICC’s Conflict Minerals guidance and the SEC rules.

e.
Himax has multiple longstanding mechanisms whereby employees and affected suppliers can report violations of its policies.  Himax has also provided training to relevant employees on its conflict minerals policies both through internal communications and company Conflict Minerals website.

(ii)
Himax has taken the following steps to identify and assess risk in its supply chain.  Himax, because of its size, the complexity of its products and the depth, breadth and constant evolution of its supply chain, finds it difficult to identify actors upstream from its direct principle IC driver and module products suppliers even though Himax is in direct personal contact with the first tier affected suppliers and has obtained assurances in conversation and writing (by EICC Templates) of their upstream smelters and Conflicted Minerals’ origins.  Himax aims to identify, to the best of its efforts, the mineral smelters/refiners on the tin, tantalum, tungsten and gold in its principle IC driver and module products supply chain through a combination of detailed survey techniques and direct discussions, the incorporation of a contract flow-down clause into supplier contracts and through industry-wide programs such as EICC Templates to identify our affected suppliers’ smelters and their Conflict Minerals’ origins in the supply chain.

a.	Himax assesses risks of adverse impacts in light of the standards of its supply chain policies consistent with Annex II and the due diligence recommendations in the OECD guidelines.

(iii)	Himax has designed and implemented a strategy to respond to identified risks. Himax’s strategy includes the following:

a.	Himax’s CQ communicates findings of the supply chain risk assessment to the Head of QRA & System Support Center.

b.
Himax has adopted a risk management plan that conforms in all material aspects with the relevant requirements of Step 3(B) (ii) of the OECD Guidance Supplement on Tin, Tantalum and Tungsten and Step 3(C) of the OECD Guidance Supplement on Gold.

c.
Himax has implemented the risk management plan and associated activities in a manner that conforms in all material respects with the relevant requirements of Step 3(C)  of the OECD Guidance Supplement of Tin, Tantalum, and Tungsten and Step 3(D) of the OECD   Guidance Supplement on Gold

d.
Himax has undertaken additional fact and risk assessments as necessary to conform in all material respects with the relevant requirements of Step 3(D) of the OECD Guidance Supplement on Tin, Tantalum, and Tungsten and Step 3(E) of the OECD Guidance on Gold.

(iv)	Himax complies with Step 4 of the OECD Guidance through encouraging its direct suppliers to purchase from EICC’s Conflict-Free Smelter (CFS) Compliant Smelters.

(v)	Himax complies with Step 5 of the OECD Guidance through making its CMR available on its website.

The activities described in Section 1 above mitigated the risk that Himax’s necessary conflict minerals benefited armed groups that are perpetrators of human rights abuses in the eastern Democratic Republic of the Congo.  Himax intends to take the following steps to improve its due diligence: (a) continue to maintain close contact with our affected suppliers to allow for continued maintenance of a Conflict Free supply chain; (b) increase the transparency of our supply chain by determining and identifying our affected suppliers’ smelters and origins of Conflict Minerals; (c) expand the number of supplier contracts containing the conflict minerals clause; and; (d) advocate with smelters and refiners to join the CFS Program.

Section (2) Product Description

The principle principal IC driver and module products placed into commerce by Himax are for the purposes of Himax’s SD and CMR as determined to be Conflict Undeterminable.  The information required in this Section (2) is outlined based upon those product families.

1) Display driver IC – they are used primarily for any-sized thin film transistor-liquid crystal display (TFT-LCD) panels like mobile, desktop monitors, notebook computers and televisions.

2) Video processor IC – they are used primarily in TFT-LCD panels to process video image such as convert 2D to 3D pictures.

3) LCOS micro display model – they are PICO projectors.

4) CMOS IC – they are image sensors used in customer electronics such as digital camera to process and capture pictures.

5) Analog IC – they are used primarily to power IC chips and white Light-Emitting Diode (LED) drivers.

These products are outsourced to our 34 affected suppliers to be manufactured in four phases (Fab, Bumping, Taping and Assembly), and the finished IC driver and module products are sold to the downstream electronics industry to be included and assembled in their finished products.  Most of these products contain  3GT are necessary for the production of these products.  Based on the survey results of our 34 affected suppliers’ returned EICC templates, Himax has determined that 22 affected suppliers (65%of our affected suppliers), of which constitutes 87.4% of our 2013 IC driver and module product total purchase, to be Conflict Undeterminable.  Because a majority of our affected suppliers are unable to determine for the origin of its necessary 3TG minerals, Himax is unable to determine the facilities used to process them, the country of origin, or the mine or location or origin.